EXHIBIT 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, Alfa Holdings, Inc., an British Virgin Islands corporation, and Ricardo A. Sagrera agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $0.0001 per share, of GreenLight Biosciences Holdings, PBC, and further agree that this Agreement be included as an exhibit to such joint filing.

This Agreement may be executed in two counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

The undersigned, being duly authorized, hereby execute this Agreement this June 8, 2023.

Alfa Holdings, Inc.

By	/s/ Maria E. Sagrera
Name:	Maria E. Sagrera
Title:	Director

Ricardo A. Sagrera

By:	/s/ Ricardo A. Sagrara